July 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Elite Performance Holding Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed June 6, 2023
File No. 333-262483

We are in receipt of the Commission’s Comment Letter dated June 28, 2023 and hereby submit responses thereto for review:

Index to Financial Statements, page F-1

Comment 1. Please revise to include updated interim financial statements for the quarter ended March 31, 2023, as required by Rule 8-08 of Regulation S-X. Your MD&A section should also be revised to discuss this interim period.

Response 1. We have updated the financial statements and MD&A section for the quarter ended March 31, 2023 as requested.

General

Comment 2. We note your response to prior comment 3. Please continue to update the disclosure throughout the document to the extent appropriate. For example:

•	Update the disclosure in the Controls and Procedures section on page 25. In this regard, we note the disclosure in this section, including the reference on page 25 to "During the most recent fiscal quarter," is identical to the disclosure on page 25 of your amendment filed on February 21, 2023.

•	Update the disclosure in the Related Party Transactions section on page 31, such as the disclosure about balances as of December 31, 2022, and the disclosure on page 19 about the number of holders of record as of June 30, 2022.

Response 3. The Company has updated the disclosures, as requested.

Thank you.

Sincerely,

ELITE PERFORMANCE HOLDING CORP.

/S/ Joey Firestone, CEO